SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 0-8251

A.  MOLSON COORS SAVINGS AND
INVESTMENT PLAN

311 10th Street
Golden, Colorado 80401

B.  MOLSON COORS BREWING COMPANY

1225 17TH Street
Denver, Colorado  80202

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Molson Coors Savings and Investment Plan
Date: June 28, 2006
/s/ Michael J. Rumley
Name: Michael J. Rumley
Acting on Behalf of the Molson Coors Brewing Company U.S. Pension Committee

MOLSON COORS SAVINGS AND INVESTMENT PLAN
Golden, Colorado
FINANCIAL STATEMENTS
December 31, 2005 and 2004

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - Modified Cash Basis	6

Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis	7

Notes to Financial Statements	8

SUPPLEMENTAL INFORMATION

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

EXHIBITS INDEX

Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

Clifton Gunderson LLP Certified Public Accountants and Consultants

To the Molson Coors Brewing Company U.S. Pension Committee
as Trustee for the Molson Coors Savings and Investment Plan
Golden, Colorado

We have audited the accompanying statements of net assets available for benefits — modified cash basis of the Molson Coors Savings and Investment Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits — modified cash basis for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Molson Coors Savings and Investment Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Denver, Colorado
June 22, 2006

MOLSON COORS SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS —
MODIFIED CASH BASIS
December 31, 2005 and 2004
(In $ thousands)

	2005	2004
INVESTMENTS
At fair value:
Investment in mutual funds and money market fund	$309,746	$307,860
Investment in company stock	22,948	24,443
Participant loans	9,716	9,771
	342,410	342,074

At contract value:
Investment in fixed fund	219,848	227,127

NET ASSETS AVAILABLE FOR BENEFITS	$562,258	$569,201

The accompanying notes are an integral part of these financial statements.

MOLSON COORS SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS —
MODIFIED CASH BASIS
For the Year Ended December 31, 2005
(In $ thousands)

ADDITIONS TO NET ASSETS

Investment income
Interest and dividends	$25,537
Net appreciation in fair value of investments	1,968

Total investment income	27,505

Contributions
Participants	24,292
Employer	7,145

Total contributions	31,437

Total additions to net assets	58,942

DEDUCTIONS FROM NET ASSETS

Participant benefit payments	65,851
Management fees	34

Total deductions from net assets	65,885

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,943)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	569,201

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$562,258

The accompanying notes are an integral part of these financial statements.

MOLSON COORS SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — GENERAL DESCRIPTION OF PLAN AND TRUST

On February 9, 2005, Adolph Coors Company and Molson Inc. merged (the “Merger”) and Adolph Coors Company changed its name to Molson Coors Brewing Company (“MCBC”). The Molson Coors Savings and Investment Plan (the “Plan”) was not affected by the Merger, except that the Coors Common B stock held in the Coors stock fund is subsequently referred to as the Molson Coors stock fund. Former Molson employees are not eligible to participate in the Plan.

The Plan and the related Trust Agreement (the “Trust”) were established effective January 1, 1974. The Plan was amended and restated effective July 1, 2005, and from time to time is amended to comply with regulatory changes and for other purposes. Effective July 1, 2005, the Plan changed its name from the Coors Savings and Investment Plan to the Molson Coors Savings and Investment Plan. The Plan’s purpose is to encourage employees of the former Adolph Coors Company and its subsidiaries (the “Company”) to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The U.S. Pension Committee (the “Committee”), consisting of MCBC employees, is appointed by the Board of Directors of MCBC and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company (“Fidelity”), the Plan’s trustees.

Investment in Corporate Stock

The Plan’s Investment in Company Stock is a unitized fund holding cash and Class B common stock. For the year ended December 31, 2004, the fund held Adolph Coors Company Stock. On February 9, 2005, Adolph Coors Company merged with Molson, Inc. The merger was effected through an exchange of stock. As a result, the Adolph Coors Company Class B common stock held in the Plan’s fund was exchanged for Molson Coors Brewing Company Class B common stock, effective February 9, 2005.

Eligibility

Full-time, part-time and temporary employees of the Company and certain subsidiaries, who are at least age 18, are generally eligible to participate in the Plan. However, Memphis hourly union employees and Coors International, Inc. (with the exception of expatriates) employees of were not eligible to participate in the Plan at any time during 2005 and 2004.

Contributions

Contributions can be made to any of the investment options within the Plan which are credited to the individual participants’ accounts. Participants are allowed to make basic and additional contributions as a percentage of annual base compensation as follows:

	Basic	Additional	Total

All covered employees	1% - 6%	1% - 94%	100%

Contribution elections are to be in whole, not fractional, percentage points. Effective January 1, 2005, participants may elect to make contributions in whole dollars. The combined maximum contribution, basic and additional, that any participant is allowed to make is the lesser of $14,000 plus $4,000 catch up for  those age 50 and over in 2005 and $13,000 plus $3,000 catch up for those age 50 and over in  2004 or 100% of annual base compensation.

Participant contributions deposited prior to December 1, 1986, have been taxed previously and are not taxable when paid to participants. Participant contributions deposited subsequent to November 30, 1986 are taxable when paid to participants.

During the year ended December 31, 2004, and the period ended June 30, 2005, for all covered employees, the Company contributed 50% of each participant’s basic contribution. Effective July 1, 2005, the Company contributes 50% for hourly and 75% for salaried of each participant’s basic contribution. The maximum percentage contributed by the employer is 3% for hourly and 4.5% for salaried of participant base compensation. The Company may also make discretionary contributions to the Plan. The Company did not make any discretionary contributions in 2004 or 2005.

Participant Accounts

Fidelity is responsible for preparing, maintaining and allocating amounts to individual participants’ accounts. Each participant’s account is credited with the participant’s and employer matching contributions and an allocation of (a) the Company’s discretionary contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, the Company’s contributions, and all investment earnings on these contributions that are credited to their account. As such, there are no forfeited employer contributions.

Distributions

Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of payment.

Participant Loans

Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, default, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution (default) and may be subject to a 10% penalty tax. Participants defaulted on $218,210 and $314,288 of loans during 2005 and 2004, respectively.

Plan Expenses

Participants pay expenses incurred to manage the Plan’s assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and record keeping of the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•             Accrual of all contributions owed at each year-end, but not received until the following year.

•             Accrual of dividends declared, but not paid.

•             Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•             Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Investment Valuation and Income Recognition

The Plan’s investments are comprised of the following:

The Master Trust, which is comprised of the following investments:

•             A Fixed Fund that consists of a Short Term Investment Fund (“STIF”) and Global Wrap Contracts with insurance companies and other entities that are stated at contract value (cost plus accrued interest).

•             Mutual funds which are stated at the respective funds’ net asset value, which is determined by the investment manager based on market value.

•             A money market fund stated at market value as determined by the investment manager.

•             Molson Coors Stock Fund which is a “unitized” stock fund that holds shares of MCBC Class B non-voting common stock stated at the quoted market price at the period end and cash.

Participant loans are stated at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting as described above requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 — INVESTMENTS IN MASTER TRUST

The Plan’s assets are held by Fidelity under a Master Trust Agreement, under which Fidelity executes all transactions at the direction of the Committee.

Some of the Plan’s investment assets are held in a Fixed Fund, commingled with investment assets of the Memphis Plan. Both plans participating in the Fixed Fund collectively own the assets in the Fixed Fund based upon investment percentages. Participant transaction activity and income are allocated to benefit plans based upon their relative investment percentages. All other assets of the Master Trust are participant directed.

The total value of the Fixed Fund was $226,276,658 and $233,508,560 at December 31, 2005 and 2004, respectively. The total net investment interest income of the Fixed Fund for the years ended December 31, 2005 and 2004 was approximately $10,037,853 and $10,380,523 respectively. The Plan’s interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 97.2% and 97.3% at December 31, 2005 and 2004, respectively.

Included in the Fixed Fund are Global Wrap contracts which are reported in the financial statements at contract value because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and cost of the fully benefit-responsive Global Wrap Contracts at December 31, 2005 was approximately $220,911,133 and $223,165,025 respectively, and at December 31, 2004 was approximately $234,389,669 and $230,796,270 respectively. The fair value of the benefit-responsive features of the contracts at December 31, 2005 and 2004 were $2,253,892 and $0, respectively. The portfolio average yield was approximately 4.30% and 4.50%, respectively for 2005 and 2004. The portfolio crediting interest rate was approximately 4.11% and 4.11%, respectively for 2005 and 2004. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Global Wrap Contracts, but cannot be less than zero.

The other investment options offered to participants include twenty mutual funds, a money market fund and the Molson Coors Stock Fund. At December 31, 2005, eighteen of these fund options had balances.

The total dividend and interest in the Mutual Fund Investments, the money market fund and for the Molson Coors Stock Fund was $16,217,961 for the year ended December 31, 2005.

NOTE 4 — INVESTMENTS

The following investments at December 31, 2005 and 2004 exceed 5% of net assets available for benefits (in $ thousands):

		Contract Value
Identity	Description	2005	2004
Fixed Fund	Investment contract fund	$219,848	$227,127

		Fair Value
Identity	Description	2005	2004
Fidelity Magellan Fund	Mutual Fund	$56,195		$64,247
Fidelity Low Price Stock Fund	Mutual Fund	$48,067		$49,730
Fidelity Growth and Income Fund	Mutual Fund	$35,694		$39,182
Fidelity Diversified International	Mutual Fund	$29,639	$	N/A

During 2005, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year appreciated in value by $1,968 as follows (in $ thousands):

Net Appreciation (Depreciation)
Investment in company stock	(415)
Mutual Funds and Money Market Fund	2,383
Total	$1,968

The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 6 — PLAN TERMINATION

The Company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the Trustee will be allocated to the participants based on the current investment elections. The entire amount in each participants account will be distributed with the participant’s consent.

NOTE 7 — INCOME TAXES

The Company has received a favorable determination letter dated December 1, 2003 from the Internal Revenue Service (“IRS”) as to the qualified status of the Plan and Trust. The IRS has determined and has informed the Company that the Plan and related trusts, in form, satisfy applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Plan’s financial statements.

NOTE 8 — PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA. Such fees are reported as a reduction to investment return. Administration fees are paid by the Company.

NOTE 9 — PLAN AMENDMENT

Effective February 1, 2006, the Plan was amended to automatically enroll new hires with a default deferral percentage of 3% and the investment election of an associated Fidelity Freedom Fund.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

MOLSON COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(In $ thousands)

(a) Party-in interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
	Plan’s Interest In Fixed Fund

	Global Wrap Contracts

	JP Morgan	4.28% interest	55,791

	Monumental Life	4.28% interest	55,791

	Rabo Bank	4.28% interest	55,791

	UBS AG	4.28% interest	55,791

			223,164

	Other
*	Fidelity Management Company STIF	4.10% interest	3,113

	TOTAL FIXED FUND		$226,277

	PLAN’S INTEREST IN FIXED FUND		$219,848

* Party-in-interest

MOLSON COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(In $ thousands, except units/shares)

(a) Party-in- interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Units/ Shares	Value Per Unit/Share	(e) Current Value

*	Molson Coors Brewing Company	Common Stock	420,057	$54.63	$22,948
*	Fidelity RET Gov’t Money Market	Money Market	2,811,271	1.00	2,811

	Plan’s Interest in Mutual Funds

*	Fidelity Magellan	Mutual Fund	527,946	106.44	56,195
*	Fidelity Growth and Income	Mutual Fund	1,037,605	34.40	35,694
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	471,023	44.16	20,800
*	Fidelity Diversified International	Mutual Fund	910,834	32.54	29,639
*	Fidelity Fund	Mutual Fund	245,509	31.82	7,812
*	Fidelity Equity Income	Mutual Fund	348,117	52.78	18,374
*	Fidelity Blue Chip Growth	Mutual Fund	514,230	43.16	22,194
*	Fidelity Low-Priced Stock	Mutual Fund	1,176,960	40.84	48,067
*	Fidelity Asset Manager	Mutual Fund	367,692	16.05	5,901
*	Fidelity Asset Manager: Growth	Mutual Fund	441,647	15.08	6,660
*	Fidelity Asset Manager: Income	Mutual Fund	291,380	12.83	3,738
	American New Perspective R4	Mutual Fund	848,984	28.46	24,162
	USAA International	Mutual Fund	79,261	23.34	1,850
	PIMCO Total Return	Mutual Fund	1,248,559	10.50	13,110
	AIM Small Company Growth Fund	Mutual Fund	960,699	13.26	12,739

					306,935

	Participant loans; interest rates ranging from 5% to 10.5%				9,716

	TOTAL PLAN ASSETS (HELD AT END OF YEAR)				$562,258

* Party-in-interest

EXHIBITS INDEX
Exhibit No.	Description	Page No
23	Consent of Independent Registered Public Accounting Firm	17